UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-6028

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LINCOLN NATIONAL CORPORATION EMPLOYEES’ SAVINGS AND PROFIT-SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
1500 Market Street, Suite 3900
Centre Square West Tower
Philadelphia, PA 19102

REQUIRED INFORMATION

Financial statements and schedule for the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005 and for the years then ended
with Report of Independent Registered Public Accounting Firm

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005 and for the years then ended

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Assets Available for Plan Benefits	2
Statements of Changes in Assets Available for Plan Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	8

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of assets available for plan benefits of the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Philadelphia, Pennsylvania
June 27, 2007

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Statements of Assets Available for Plan Benefits

	December 31
	2006	2005
Assets

Investments:
Common stock account	$201,411,463	$146,241,659
Pooled separate accounts	438,630,460	272,402,495
Investment contract	72,185,713	56,188,550
Participant loans	11,768,379	9,072,421
Total investments	723,996,015	483,905,125
Accrued interest receivable	253,435	193,609
Cash	9,845	309,814
Contributions receivable from participating employer	22,677,237	18,643,580
Due from broker	1,761,997	343,617
Assets available for plan benefits	$748,698,529	$503,395,745

See accompanying notes.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Statements of Changes in Assets Available for Plan Benefits

	Year ended December 31
	2006	2005
Additions
Investment income:
Cash dividends--Lincoln National Corporation	$4,293,587	$4,070,537
Interest--The Lincoln National Life Insurance Company	2,832,473	2,319,400
Interest on participant loans	725,260	518,469
Total investment income	7,851,320	6,908,406

Contributions:
Participants	35,981,293	26,570,401
Rollovers	1,943,831	2,741,064
Participating employer	33,660,390	27,038,480
Total contributions	71,585,514	56,349,945

Net realized and unrealized appreciation
in fair value of investments	80,886,402	38,223,596

Transfers from affiliated plans, net	204,186	-
Deposit from Jefferson-Pilot 401(k) Plan	156,539,734	-

Total additions	317,067,156	101,481,947

Deductions
Distributions to participants	(71,479,909)	(62,215,816)
Transfers to affiliated plans, net	-	(593,909)
Administrative expenses	(284,463)	(301,755)
Total deductions	(71,764,372)	(63,111,480)

Net increase in assets available for plan benefits	245,302,784	38,370,467
Assets available for plan benefits at beginning of the year	503,395,745	465,025,278
Assets available for plan benefits at end of the year	$748,698,529	$503,395,745

See accompanying notes.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 2006

1. Significant Accounting Policies

Investments Valuation and Income Recognition

The investment in Lincoln National Corporation ("LNC") common stock is valued at the closing sales price reported on the New York Stock Exchange Composite Listing on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Account, which is included in the common stock fund, is valued at cost, which approximates fair value.

The fair value of participation units in pooled separate accounts estimated by The Lincoln National Life Insurance Company ("Lincoln Life") is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by Lincoln Life as of 12/31/2006.  As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value.  The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan's financial statements as interest rates are adjusted to market quarterly.  Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value.  The contracts are fully benefit-responsive.

Participant loans are valued at their outstanding balances as of 12/31/2006, which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method. Investment purchases and sales are accounted for on a trade-date basis.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

Preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan is a summary only and is qualified in its entirety by the terms and provisions of the Plan document itself.

The Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan (“Plan”) is a contributory, defined-contribution plan which covers substantially all employees of LNC and certain of its subsidiaries (“Employer”) who meet the conditions of eligibility to participate as defined by the Plan.   Effective April 3, 2006, LNC acquired Jefferson-Pilot Financial Corporation ("JPC").  JPC sponsored a 401(k) plan for their eligible employees ("Legacy JP Employees").  On May 31, 2006, LNC's chief executive officer approved the transfer of assets from the accounts of Legacy JP Employees to new accounts established for them in the Plan, as part of the merger of the JPC 401(k) plan with this Plan, consistent with the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended.  Effective June 1, 2006, the Plan was amended to allow Legacy JP Employees to participate in the Plan.  The merger of the JPC 401(k) plan into the Plan increased the net assets of the Plan by $156.5 million. Also effective June 1, 2006, the Plan was amended to increase the rate at which participants may make pre-tax contributions to the Plan to not more than 50% of eligible earnings (and a minimum of 1%) - subject to applicable Internal Revenue Service ("IRS") and other Plan limits (9% for highly compensated employees, as defined in the Plan).  Previously, the Plan limit was 25% of eligible earnings, subject to applicable IRS and other Plan limits.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

In addition to each participant's pre-tax contributions, Employer-matching contributions to the Plan are provided in the form of a basic match of $0.50 for each dollar a participant contributes, not to exceed 6% of eligible earnings per pay period.  In addition, the Employer may contribute an annual discretionary match of up to $1.00 for each dollar contributed by an eligible participant, not to exceed 6% of eligible earnings. The discretionary match is determined at the sole discretion of the LNC Board of Directors.  Investment of these matching contributions are directed by the participant. Participants employed on the last day of the plan year are eligible to receive the discretionary match, as are participants who retired, died, became disabled or whose job was eliminated during the plan year. The amount of the discretionary-matching contribution varies according to whether LNC has met certain performance-based criteria, as determined by the Compensation Committee of LNC's Board of Directors.

Participants’ pre-tax, other contributions and earnings thereon are fully vested at all times. Employer contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested
1	0%
2	50%
3 or more	100%

As a result of changes in participants’ employment status, $204,186 was transferred from an affiliated Lincoln Life plan during 2006 (net) and $593,909 was transferred to an affiliated Lincoln Life plan during 2005 (net).

Participants direct the Plan to invest their contributions and the basic Employer-matching contributions in any combination of the investment options offered under the Plan.  Discretionary-matching contributions for the 2005 plan year, deposited in 2006, were initially invested in the LNC Common Stock Account. Participants can immediately direct the investment of the discretionary Employer-matching contributions into other investment options.

The Employer has the right to discontinue contributions and to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, all non-vested amounts allocated to participant accounts would become fully vested.

Participants have the option of either receiving payment of dividends earned with respect to shares in the LNC Common Stock Account or having the dividends reinvested in the LNC Common Stock Account.

The Plan may make loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participants' accounts excluding Employer contributions that have not been in the Plan for two full years, less the highest outstanding loan balance in the previous 12 month period. Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of five years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service due to disability, retirement or job elimination, a participant may elect to receive either a lump-sum amount equal to the entire value of the participant’s account or an installment option if certain criteria are met; in case of death, the participant's beneficiary makes that election.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $1,000 are immediately distributable under the terms of the Plan, without the Participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account ("IRA") or other qualified arrangement.

Each participant's account is credited with the participant's contributions, Employer contributions, and applicable investment earnings thereon, and is charged with an allocation of administrative expenses and applicable investment losses. Forfeited non-vested amounts are used to reduce future Employer contributions.  Forfeitures of $388,596 and $361,048 were used to offset contributions in 2006 and 2005, respectively.  Unallocated forfeitures were $366,585 and $281,298 at December 31, 2006 and 2005, respectively.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31, 2006			December 31, 2005
	Number of			Number of
	Shares, Units	Fair		Shares, Units	Fair
	or Par Value	Value		or Par value	Value
Common stock--Lincoln
National Corporation	2,974,530	$197,508,792		2,701,460	$143,258,423
Pooled separate accounts--Lincoln Life:
Core Equity Account	2,512,599.852	41,702,373		1,881,227.408	27,908,761
Medium Capitalization Equity Account	1,648,568.964	24,792,004	*	1,763,506.626	24,266,380
Short Term Account	9,653,756.276	38,133,303		4,906,350.340	18,533,247	*
Large Capitalization Equity Account	2,500,807.498	24,464,900	*	2,562,318.645	24,452,719

Investment contracts--Lincoln Life	$72,185,713	72,185,713		$56,188,550	56,188,550

* Individual investment does not represent 5% or more of the Plan's assets but is presented for comparative purposes.

The investment contracts (Guaranteed Fund) earned an average interest rate of approximately 4.0% in both years.  The credited interest rates for new contributions, which approximate the current market rate, were 4.0% at both December 31, 2006 and 2005.  The rate on new contributions is guaranteed through the three succeeding calendar year quarters.  The credited interest rates for the remaining contract value balance, which approximates the current market rate, were 4.0% at both December 31, 2006 and 2005 and were determined based upon the performance of Lincoln Life's general account. The credited interest rates can be changed quarterly. The minimum guaranteed rate is 3.5%. The guarantee is based on Lincoln Life's ability to meet its financial obligations from the general assets of Lincoln Life.  Restrictions apply to the aggregate movement of funds to other investment options.  The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

During 2006 and 2005, the Plan's investments (including investments bought, sold as well as held during the year) appreciated in fair value as follows:

	2006	2005

Common stock	$39,277,969	$18,890,001
Pooled separate accounts	41,608,433	19,333,595
Total	$80,886,402	$38,223,596

The fair value was determined based on quoted market prices.

4. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$748,698,529	$503,395,745
Amounts allocated to withdrawn participants	(93,685)	(327,100)
Net assets available for benefits per the Form 5500	$748,604,844	$503,068,645

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31
2006
Benefits paid to participants per the financial statements	$71,479,909
Amounts allocated on Form 5500 to withdrawn participants at December 31, 2006	93,685
Benefits paid to participants per the Form 5500	$71,573,594

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the IRS dated April 30, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Tax Implications to Participants

Federal (and most state) income tax is deferred on participants' pre-tax contributions, the Employer's contributions and income earned in the Plan until actual distribution or withdrawal from the Plan.

7. Transactions with Parties-in-Interest

The Plan has investments in common stock of LNC and in pooled separate accounts and investment contracts with Lincoln Life.  Lincoln Life charges the Plan for certain administrative expenses including trustee and audit fees.  Total administrative expenses charged were $284,463 and $301,755 in 2006 and 2005, respectively.

8. Concentrations of Credit Risks

The Plan has investments in common stock of LNC, pooled separate accounts, and unallocated investment contracts with Lincoln Life of $197,508,792, $438,630,460 and $72,185,713, respectively, at December 31, 2006 (26.38%, 58.58% and 9.64% of net assets, respectively).  The same investments at December 31, 2005 were $143,258,423, $272,402,495 and $56,188,550, respectively (28.46%, 54.11% and 11.16% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and investment management industries.

The Plan invests in various investment securities.  Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for plan benefits.

9. Subsequent Events

On May 1, 2007, LNC announced a new retirement program, including an enhanced Plan, beginning January 1, 2008.  For all participants except employees of Delaware Management Holdings, Inc. and all of its direct or indirect subsidiaries, the new Plan features will include an increase in the basic employer match from $0.50 per each $1.00 that a participant contributes each pay period, up to 6% of eligible compensation, to $1.00 per each $1.00 that a participant contributes each pay period, up to 6% of eligible compensation (the 50% match will become a 100% match).  For affected participants, the discretionary employer match feature will be eliminated and replaced by a guaranteed "core" employer contribution of 4% of eligible compensation per pay period.  The core employer contribution will be paid to every eligible employee of LNC, regardless of whether the eligible employee elects to defer salary into the Plan.  In addition, certain eligible employees will also qualify for a "transition" employer  contribution between 0.2% and 8.0% of eligible compensation per pay period. Eligibility to receive the additional transition employer contributions will be based on a combination of age and years of service with a minimum 10-year service requirement for legacy LNC employees, and a minimum 5-year service requirement for former Jefferson-Pilot employees.  Eligibility for transition employer contributions will be determined on December 31, 2007 only--participants will not "grow" into transition credits thereafter.  Transition employer contributions will cease on January 1, 2018.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Plan Number: 009
EIN: 35-0472300

Schedule H, Line 4i-Schedule of Assets (Held At End of Year)

December 31, 2006

(b)	(c)		(d)	(e)
	Description of Investment
	Including Maturity
Identity of Issuer, Borrower,	Date, Rate of Interest,			Current
Lessor or Similar Party	Par or Maturity Value		Cost	Value

*Common stock:
Lincoln National Corporation
Common Stock	2,974,530.000	units	**	$ 197,508,792
Wells Fargo Bank Short-Term
Investment Account	3,902,671.220	units	**	3,902,671
				201,411,463
*Pooled separate accounts--The Lincoln
National Life Insurance Company:
Core Equity Account	2,512,599.852	participation units	**	41,702,373
Medium Capitalization Equity Account	1,648,568.964	participation units	**	24,792,004
Short Term Account	9,653,756.276	participation units	**	38,133,303
Government/ Corporate Bond Account	2,646,429.894	participation units	**	24,951,070
Large Capitalization Equity Account	2,500,807.498	participation units	**	24,464,900
Balanced Account	1,553,760.111	participation units	**	13,823,338
High Yield Bond Account	3,030,039.704	participation units	**	13,290,967
Small Capitalization Equity Account	2,344,546.492	participation units	**	20,937,737
Value Equity Account	4,576,617.213	participation units	**	13,947,698
International Equity Account	2,540,746.325	participation units	**	30,535,451
Conservative Balanced Account	1,659,356.664	participation units	**	3,963,041
Aggressive Balanced Account	2,153,610.001	participation units	**	6,061,981
Delaware Value Account	14,808,902.799	participation units	**	32,656,592
Scudder VIT Equity 500 Index Account	25,860,167.816	participation units	**	31,241,668
Fidelity VIP Contrafund Account	17,105,794.458	participation units	**	27,793,495
Neuberger-Berman AMT Regency Account	4,362,057.939	participation units	**	7,725,204
Social Awareness Account	3,029,779.758	participation units	**	4,027,789
American Funds New Perspective Account	9,441,369.848	participation units	**	11,994,316
Neuberger Berman Mid-Cap Growth Account	16,787,102.433	participation units	**	23,357,574
Scudder VIT Small Cap Index Account	9,180,158.723	participation units	**	17,453,318
Blackrock Legacy Account	1,515,886.020	participation units	**	2,436,029
American Funds International Account	1,236,497.005	participation units	**	23,340,612
				438,630,460
*Investment contracts--The Lincoln
National Life Insurance Company
(Guaranteed Account)		4.0% interest rate	**	72,185,713

Participant loans	Various loans at interest rates
	varying from 5.0% to 12.5%		-	11,768,379
				$ 723,996,015

* Indicates party-in-interest to the Plan.
** Indicates a participant-directed account. The cost disclosure is not applicable.

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Lincoln National Corporation Employees' Savings and Profit-Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lincoln National Corporation Employees' Savings and Profit-Sharing Plan
By: /s/ Barbara Bird
Date: June 27, 2007	Barbara Bird on Behalf of the Lincoln National Corporation Benefits Committee